Teva Provides 2014 Non-GAAP Financial Outlook

Jerusalem, Israel, December 10, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) provides its current outlook for non-GAAP financial performance for the full year ending December 31, 2014.

In an effort to enhance investor understanding of the business performance of the company, and to provide more clarity and transparency regarding its projections for 2014, given the significant uncertainty concerning possible generic competition to Copaxone® in the U.S., the Company is providing two alternative scenarios for its current non-GAAP financial outlook for the year:

•	the “Generic Copaxone” scenario assumes the launch of at least two AP-rated generic competitors to Copaxone in the U.S. on June 1, 2014; and

•	the “Exclusive Copaxone” scenario assumes no generic competition to Copaxone® in the U.S. during 2014.

Both scenarios assume the launch of Copaxone® 40mg three-times-a-week in early 2014 and exclusive sales of the generic version of Pulmicort® in the U.S. throughout 2014. The outlook provided is organic, and neither alternative includes the potential impact of any business development activities.

Below is a table summarizing the non-GAAP financial outlook for the two scenarios:

Teva estimates that each month of delay in the launch of generic competitors to Copaxone® in the U.S. will contribute approximately $78 million to net revenues and $0.08 to non-GAAP diluted earnings per share.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir Tomer Amitai	United States Israel	(215) 591-3033 972 (3) 926-7656
PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7246
	Denise Bradley	United States	(215) 591-8974

“2014 will be a pivotal year for Teva and a year of major transitions across the company”, stated Eyal Desheh, Acting President and CEO of Teva. “We will continue making significant progress in implementing our strategy. We will focus our efforts on our generics business and core R&D programs, including high-value complex generics, promising specialty medicines and New Therapeutic Entities. In our specialty business, we anticipate six important launches and the potential submission of ten additional medicines for approval. At the same time, we are focused on increasing our organizational effectiveness through our cost reduction program to ensure Teva’s leadership position, growth and sustainable profitability.”

Detailed financial outlook:

•	Net Revenues:

•	Net Revenues by Geographies:

•	Generics (including API) Net Revenues:

•	Key Specialty Medicines Net Revenues:

•	Other net revenues of $2.0-$2.2 billion, which include net revenues from Teva’s share in PGT Healthcare, our joint venture with Procter & Gamble, of $1.0-1.1 billon, and approximately $0.2 billion of OTC contract manufacturing in the U.S.

Overall in-market revenues of PGT Healthcare will be approximately $1.7 billion. This amount represents sales of the combined OTC portfolios of Teva and P&G outside of North America.

•	Profit margins:

Non-GAAP gross profit margin excludes amortization of intangible assets of approximately $1.1 billion.

Non-GAAP selling & marketing expenses exclude amortization of intangible assets.

•	Figures for Cash flow from operations are after deduction of payments of approximately $2 billion in 2014 for legal settlements and payments related to our cost reduction program.

Note: items not expressed in this press release in the form of ranges are approximate and may vary.

These estimates reflect management`s current expectations for Teva’s performance in 2014. Actual results may vary, whether as a result of FX differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. The non-GAAP data presented by Teva are the results used by Teva’s management and board of directors to evaluate the operational performance of the company, to compare against the company’s work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

Conference Call
Teva will host a conference call and live webcast to discuss its 2014 business outlook on Tuesday, December 10, 2013, at 8:00 a.m. Eastern Daylight Time. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing
1-800-510-9691 (U.S. and Canada) or 1-617-614-3453 (International). The conference ID is 15601679. Following the conclusion of the call, a replay will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay will also be available until December 17, 2013, at 11:59 p.m. ET, by calling 1-888-286-8010 (U.S. and Canada) or 1-617-801-6888 (International). The Conference ID is 73093491#.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This document contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program; our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially COPAXONE®® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, uncertainties relating to the replacement of and transition to a new President & Chief Executive Officer, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices, particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.